Item 1.01 Exhibit
Astronics Corporation
Conflict Minerals Report
For the Year Ended December 31, 2025
This conflict minerals report for the year ended December 31, 2025 (this “Report”), is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary for the functionality or production of their products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”). These requirements apply to registrants, regardless of the geographic origin of the conflict minerals and whether or not they fund an armed group.
If a registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or if it is unable to determine the country of origin of those conflict minerals, then the registrant must conduct due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a Conflict Minerals Report (“CMR”) as an exhibit to Form SD that includes a description of those due diligence measures.
Based on the guidance provided by the SEC’s Division of Corporation Finance in its “Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule,” dated April 29, 2014, and its “Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule,” dated April 7, 2017, we have not provided an independent private sector audit of this Report.
Forward-Looking Statements
This Report contains forward-looking statements, which are based on our current expectations and involve numerous risks and uncertainties that may cause these forward-looking statements to be inaccurate. These forward-looking statements include statements regarding the steps we plan to take to improve our due diligence processes and to mitigate the risks associated with the sourcing of our conflict minerals. All forward-looking statements involve risks and uncertainties. Risks that may cause these forward-looking statements to be inaccurate include: failure to carry out these plans in a timely manner or at all; lack of cooperation or progress by our suppliers, and their respective suppliers and smelters; lack of progress by smelter or refiner validation programs for conflict minerals (including the possibility of inaccurate information, fraud and other irregularities) or that these plans may not be effective. In addition, you should also consider the important factors described in reports and documents that we file from time to time with the SEC, including the factors described under the section titled “Risk Factors” in the Company’s most recently submitted Quarterly or Annual Reports. Except as required by law, we disclaim any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

Item 1.01 Exhibit
Company Overview
Astronics Corporation (referred to herein as “we,” “us,” “our,” the “Company” or “Astronics”) is a leading supplier of advanced technologies and products to the global aerospace and defense industries. Our products and services include advanced, high-performance inflight entertainment connectivity products and services, lighting and safety systems, flight critical electrical power generation and distribution systems, seat motion systems and automated test systems.
Reasonable Country of Origin Inquiry
Astronics performed a Reasonable Country of Origin Inquiry (“RCOI”) and related due diligence processes on suppliers believed to provide Astronics with materials or components containing 3TGs necessary to the manufacturing of Astronics’ products. Consistent with the requirements of the Rule, we conducted, in good faith, an RCOI that was reasonably designed to determine whether any of the necessary 3TGs in our products originated in the Covered Countries or were from recycled or scrap sources.
The Company’s supply chain is complex, and there are many third parties in the supply chain between us, ultimate manufacturer of our products, and the original sources of the 3TGs used in the manufacturing of our products. The Company does not purchase 3TGs directly from mines, smelters or refiners. The Company must therefore rely on its suppliers to provide information regarding the origin of 3TGs that are included in Astronics’ products. The Company believes that the smelters and other refiners of the 3TGs are best situated to identify the sources of the 3TGs, and therefore has structured its RCOI and due diligence processes to ultimately identify the applicable smelters of the 3TGs in the Company’s supply chain.
Based on the RCOI, the Company has reason to believe that certain of the 3TGs necessary to the manufacturing of Astronics’ products could have originated in the Covered Countries and such necessary 3TGs may not have been from recycled or scrap sources.
Design of Due Diligence
Astronics’ due diligence procedures have been designed to conform, in all material respects, with the 5-step framework in the 3rd Edition of the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (2016) (“OECD Guidance”) and the related supplements for 3TG.
Step 1 - Establish Strong Company Management Systems
Astronics has adopted a conflict minerals policy that is publicly available on our website at https://www.astronics.com/about/conflict-minerals.
Astronics’ Conflict Minerals Policy is to only use 3TGs whose source can be traced to scrap/recycled materials or smelters and refiners that are conformant with the Responsible Minerals Assurance Process (“RMAP”) outlined by the Responsible Minerals Initiative (“RMI”). Astronics encourages the use of responsibly mined minerals from the Covered Countries.
Step 2 - Identify and Assess Risk in the Supply Chain
The Company used a risk-based approach to identify direct material suppliers providing products to Astronics, which we consider to be at risk of containing 3TGs (“in-scope suppliers”). Astronics’ risk identification and assessment procedures begin with the RCOI process and by leveraging the Conflict Minerals Reporting Templates (“CMRT”) received from in-scope

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suppliers. We review each in-scope supplier’s CMRT to identify and assess the risk each represents.
Smelter information is assessed against information provided by the RMI to determine if the supplier-reported smelters are currently operational. Operational smelters are then categorized based on their status as “conformant to”, “active in”, or “not conformant to” the RMI’s RMAP.
Step 3 - Design and Implement a Strategy to Respond to Identified Risk
Astronics has established an escalation process for resolving concerns regarding the use of 3TG in our supply chain. This process starts by including conflict minerals reporting requirements in our purchasing documents with direct suppliers.
Specifically, when our conflict minerals team identifies defects, inconsistencies, or other problems in a supplier’s CMRT response (including a failure to respond), we work with the supplier to obtain current, accurate, and complete information about the smelters in its supply chain.
If we become aware of an instance where 3TG in our supply chain potentially finances an armed group in a Covered Country, we seek to work with our suppliers to find alternate sources of 3TG.
Step 4 - Carry Out Independent Third-Party Audit of Smelter and Refiner Due Diligence Practices
Since we do not source directly from smelters, Astronics relies on smelter data made available by the RMI. The RMI is a volunteer industry organization that establishes auditable protocol standards for smelter management to ensure that they do not source minerals from mines controlled by armed groups, tracks the operational status of 3TG processing facilities, and maintains the CMRT for customer-supplier communications. We support the RMI’s outreach efforts and RMAP audits.
Step 5 - Report Annually on Supply Chain Due Diligence
Astronics annually publishes information regarding our supply chain due diligence with our Form SD and the Conflict Minerals Report attached as an exhibit thereto. Astronics’ Form SD can be accessed and downloaded from our website at https://investors.astronics.com/sec-filings/all-sec-filings.
Due Diligence Process and Survey Responses
As required by the RCOI procedure, Astronics conducted an annual survey of our in-scope suppliers with the objective of identifying the source of conflict minerals in our products. Astronics’ requires our in-scope suppliers to complete the CMRT developed by the RMI. The submitted CMRTs are reviewed for accuracy and validity, and then used to identify and evaluate smelter data against the data publicly provided by the RMI.
To meet the objectives of the RCOI, we requested that our in-scope suppliers provide Astronics with their current CMRT Version 6.5. Astronics received a 71% response rate from our in-scope suppliers. We submitted follow-up requests for responses to the remaining non-responsive in-scope suppliers. The Company maintains an electronic database of this information. Since we are unable to verify the full source and chain of custody for all of the 3TGs in our supply chain, we have elected not to present the smelter and refiner names in this Report.

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Through our data gathering and due diligence efforts, Astronics’ suppliers identified 334 valid smelters and refineries (“smelters”). Of these 334 smelters, Astronics identified seven as sourcing (or there was a reason to believe they may be sourcing) from the Covered Countries. Astronics’ due diligence review indicated that five of these smelters have been audited and recognized as conflict-free by RMAP. For the remaining two smelters sourcing from the Covered Countries not certified by RMAP, or active in an audit program, we engaged in further due diligence by requesting from the supplier either a product-level CMRT or an action plan to remove these smelters.
We continue to work with in-scope suppliers to improve response rates to our requests, improve the quality and accuracy of their responses, and encourage their sourcing from conformant smelters or refiners that meet Astronics expectations.
Conflict Minerals Status Analysis and Conflict Status Conclusion
Based on the results of our RCOI and due diligence, the complexity of our supply chain, and the inherent imprecision of reporting information through our supply chain, we cannot confirm the country of origin of 3TG used in the manufacturing of our products as reported to us by our suppliers, some of which may have been sourced from a Covered Country. However, we have not identified any instances where 3TG in our products is directly or indirectly financing or benefiting armed groups in the Covered Countries.
Continuing Improvements
Astronics is taking and expects to continue to take the following steps to improve the due diligence conducted to further mitigate risk that the necessary conflict minerals in Astronics’ products could directly or indirectly benefit or finance armed groups in the Covered Countries:
•Including a conflict minerals clause in all new and renewing supplier contracts;
•Continuing to drive our suppliers to obtain current, accurate, and complete information about the smelters in their supply chain
•When suppliers report smelters or refiners from Covered Countries that are not certified by RMAP, or active in an audit program, we engage in further due diligence by requesting either a product-level CMRT or an action plan to remove these smelters; and
•Continue to provide further training and awareness of the Company’s conflict mineral policy to supply chain managers across our organization to further enhance due diligence efforts.